UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 6)*

Restoration Hardware, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

760981100

(CUSIP Number)

RCGM, LLC (f/k/a Reservoir Capital Management, L.L.C.)
 Reservoir Capital Group, L.L.C.
Reservoir Master Fund, L.P.
Reservoir PCA Fund (Cayman), L.P.
RMF GP, LLC
650 Madison Avenue, 26th Floor
New York, New York 10022

(212) 610-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 76098110

1.	Names of Reporting Persons RCGM, LLC (f/k/a Reservoir Capital Management, L.L.C.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,526,509

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,526,509

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,526,509

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 76098110

1.	Names of Reporting Persons Reservoir Capital Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,526,509

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,526,509

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,526,509

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 76098110

1.	Names of Reporting Persons Reservoir Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,526,509

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,526,509

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,526,509

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 76098110

1.	Names of Reporting Persons Reservoir PCA Fund (Cayman), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,526,509

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,526,509

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,526,509

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 76098110

1.	Names of Reporting Persons RMF GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,526,509

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,526,509

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,526,509

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) OO

INTRODUCTION

This statement on Schedule 13D (this “Amendment to Schedule 13D”) hereby amends the Schedule 13D filed on April 2, 2001 (the “Original 13D”) by Reservoir Capital Management, L.L.C. (n/k/a RCGM, LLC) (“RCGM”), a Delaware limited liability company, Reservoir Capital Group, L.L.C., a Delaware limited liability company (“RCG”), Reservoir Capital Partners, L.P., a Delaware limited partnership (“RCP”), Reservoir Capital Associates, L.P., a Delaware limited partnership (“RCA”), and Reservoir Capital Master Fund, L.P., a limited partnership organized under the laws of the Cayman Islands (“RCMP”, and together with RCGM, RCG, RCP and RCA, the “Initial Reporting Persons”), as amended by Amendment No. 1 to Schedule 13D filed on April 19, 2001, Amendment No. 2 to Schedule 13D filed on September 10, 2001, Amendment No. 3 to Schedule 13D filed on November 16, 2001, Amendment No. 4 to Schedule 13D filed on May 14, 2002 and Amendment No. 5 to Schedule 13D filed on November 15, 2007 with respect to the beneficial ownership of shares of common stock, par value $.0001 per share (the “Common Stock”), of Restoration Hardware, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 6 is being filed by RCGM, RCG, Reservoir Master Fund, L.P. , a Delaware limited partnership (“RMF”), Reservoir PCA Fund (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands  (“RPCA”), and  RMF GP, LLC, a Delaware limited liability company (“RMFGP”, and together with RCGM, RCG, RMF and RPCA, the “Reporting Persons”).  Prior to the date of the event which required the filing of this Amendment No. 6, all Common Stock previously owned by the Initial Reporting Persons was transferred to RMF.

The Items of the Original 13D, as amended, set forth below are hereby amended and supplemented as follows:

Item 4.    Purpose of Transaction.

                On January 24, 2008, the Issuer announced that it entered into an amendment to the Merger Agreement dated as of November 8, 2007, among the Issuer, Parent and Merger Sub. Under the terms of the First Amendment, dated as of January 24, 2008, to the Merger Agreement, by and among the Issuer, Parent and Merger Sub (the “Amended Merger Agreement”), all outstanding shares of Common Stock of the Issuer, other than those exchanged by certain stockholders participating with Catterton Partners, an affiliate of Parent and Merger Sub, in the transaction, will be acquired for a price per share equal to $4.50 in cash. The Amended Merger Agreement also amends certain other provisions of the Merger Agreement, including extending the outside termination date therefor from April 30, 2008 to June 30, 2008.

                On January 24, 2008, in connection with the transactions contemplated by the Amended Merger Agreement, RMF executed an Amendment, dated as of January 24, 2008, to the Stockholder Voting Agreement with the Issuer (the “Amended Stockholder Voting Agreement”) and executed an Equity Rollover Consent, dated January 24, 2008, with Parent (the “Equity Rollover Consent”).

Copies of the Amended Stockholder Voting Agreement and the Equity Rollover Consent are filed herewith as Exhibits 1 and 2, respectively, and are incorporated in this Item 4 in their entirety.

Except as expressly set forth above, the Reporting Persons have no present plans, proposals, commitments, arrangements or understandings with respect to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 24, 2008, in connection with the transactions contemplated by the Amended Merger Agreement, RMF executed the Amended Stockholder Voting Agreement with the Issuer and executed the Equity Rollover Consent with Parent.

Copies of the Amended Stockholder Voting Agreement and the Equity Rollover Consent are filed herewith as Exhibits 1 and 2, respectively, and are incorporated in this Item 6 in their entirety.

Item 7.    Materials to be Filed as Exhibits.

Exhibit 99.1	Amended Stockholder Voting Agreement dated as of January 24, 2008, by and between the Issuer and RMF

Exhibit 99.2	Equity Rollover Consent dated as of January 24, 2008, by and between Parent and RMF

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2008

RCGM, LLC
(f/k/a Reservoir Capital Management, L.L.C.)

By:	/s/ Celia Felsher
Name: Celia Felsher
Title: General Counsel

RESERVOIR CAPITAL GROUP, L.L.C.

By:	/s/ Celia Felsher
Name: Celia Felsher
Title: General Counsel

RESERVOIR MASTER FUND, L.P.

By: RMG GP, LLC, its sole general partner

By: Reservoir PCA Fund (Cayman), L.P., its sole managing member

By: Reservoir Capital Group, L.L.C., its sole general partner

	By:	/s/ Celia Felsher
Name: Celia Felsher
Title: General Counsel

RESERVOIR PCA FUND (CAYMAN), L.P.

By: Reservoir Capital Group, L.L.C., its sole general partner

	By:	/s/ Celia Felsher
Name: Celia Felsher
Title: General Counsel

RMF GP, LLC

By:	Reservoir PCA Fund (Cayman), L.P., its sole managing member

	By:	Reservoir Capital Group, L.L.C., its sole general partner

	By:	/s/ Celia Felsher
Name: Celia Felsher
Title: General Counsel